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                            January 26, 2024

       Raluca Dinu
       Chief Executive Officer
       GigCapital5, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital5, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-4
                                                            Filed January 17,
2024
                                                            File No. 333-269760

       Dear Raluca Dinu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2024 letter.

       Amendment No.7 to Form S-4 filed on January 17, 2024

       Net Tangible Assets Test, page 157

   1. We note your revised disclosure that "although our Existing Charter provides that we will not redeem Public
Shares in an amount that would cause our net tangible assets to be less than $5,000,001,
pursuant to Proposal No. 3.B, we are seeking to adopt the Proposed
                                                        Charter that would
remove this provision, and if adopted, the Proposed Charter would be in effect at the time
of the Closing when any redemptions would occur in the event that maximum redemptions
occur and the parties to the November 2023 Non-Redemption
                                                        Agreements have not
refrained from redeeming shares pursuant to the terms of those agreements." Please
confirm if you believe you will not be required to comply with the net tangible asset
provisions in your Current Charter in connection with the Business
                                                        Combination if Charter
Proposal B is approved prior to Closing. If so, please revise your
                                                        Registration Statement
to clearly explain this change and to remove disclosure stating you
 Raluca Dinu
GigCapital5, Inc.
January 26, 2024
Page 2
      will be bound by the net tangible asset requirement. For example, we note your disclosure on page 153 that "Unlike some other blank check companies, GigCapital5 is not subject to a specified maximum redemption threshold, except that we will not redeem Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001 after giving effect to the redemptions of any shares of GigCapital5 Common Stock by the
      Public Stockholders, if any, the Stock Subscription Financing and the Yorkville
      Financing, including at the time either immediately prior to or upon the Closing."
Unaudited Pro Forma Financial Statements , page 164

2. We note the revisions made in response to prior comment 2 and have the following comments:
          As presented on page 164, it appears that the assumptions in the first and third bullets as well as the second and fourth bullets under the scenarios that address the
         November 2023 Non-Redemption Agreements are duplicative. Please ensure the four scenarios under the November 2023 Non-Redemption Agreements are appropriately described and discussed throughout the filing. In addition, discuss why similar scenarios assuming 50% and 75% redemptions are not necessary;
          Notes (C11) and (C12) as discussed on page 199 reference Scenario 5 and 8, respectively. We assume these notes should reference Scenarios 11 and 12; and
          Notes (C10) and (C12) states "To reflect the redemption of all 2,114,978 shares of the
         GigCapital5 Common Stock ($22,874,096)." Please reconcile this statement to the
         (C10) and (C12) equity adjustments on page 181.
3. We note your response to prior comment 6. You stated in Note B(5) that "a holder of shares of QT Imaging Common Stock was entitled to receive ....including
1,000,000
      shares of GigCapital5 Common Stock." On page 159, you stated that such holder is entitled to receive 1 million shares of Combined Company common stock. Please clarify what shares will be issued to the holders upon the completion of the business combination.
       Please contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

FirstName LastNameRaluca Dinu                              Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameGigCapital5, Inc.
                                                           Services
January 26, 2024 Page 2
cc:       Jeffrey C. Selman, Esq.
FirstName LastName